Filed by VoiceStream Wireless
                                          Corporation
                                          Pursuant to Rule 425 under the
                                          Securities Act of 1933
                                          and deemed to be filed pursuant to
                                          Rule 14a-12 of the Securities
                                          Exchange Act of 1934
                                          Subject Company: Powertel, Inc.
                                          Exchange Act File Number 000-231022



               THE FOLLOWING SUMMARY WAS FIRST PROVIDED OR USED BY
             VOICESTREAM WIRELESS CORPORATION ON SEPTEMBER 18, 2000


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September 18, 2000



                   VOICESTREAM LICENSE TRANSFER FILING SUMMARY


      On September 18, 2000, VoiceStream Wireless Corporation and Deustche Telekom jointly filed an application at the Federal Communications Commission for the transfer of wireless licenses from VoiceStream to Deutsche Telekom as part of the companies' definitive merger agreement announced on July 24, 2000.

      The filing at the FCC outlines how the merger serves the public interest by enabling VoiceStream to complete its transition to a truly national wireless competitor, build out its existing licenses, acquire new licenses, and strengthen its network to the direct benefit of American consumers.

Highlights from the filing include the following.

o "The merger will result in more choice, improved services, and better prices for all wireless consumers."

o "In contrast to a transaction that eliminates an existing wireless competitor, these substantial procompetitive benefits will not be offset by any reduction in competition. The merging parties have no overlapping wireless operations...."

o "The merger will give VoiceStream the resources it needs to compete more effectively with its much larger and better capitalized competitors, and to complete its transition from a regional U.S. wireless competitor to a truly national one. In particular, VoiceStream will have the resources to expand and strengthen its existing networks, to acquire additional licenses in upcoming spectrum auctions or through other possible acquisitions, and to invest in delivering next-generation wireless services to consumers. The merger also will give


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   VoiceStream the scale necessary to purchase infrastructure equipment and handsets at lower prices, which in turn could result in lower prices for its customers."

o The filing details how wireless competition has driven prices down by nearly 60 percent since 1993. "Adding VoiceStream as a competitor in many new markets and strengthening VoiceStream as a competitor will continue this process of lowering consumer prices."

o "..., the combination of VoiceStream's network with DT's extensive systems in Europe will create new service options for international travelers by offering them such features as worldwide voicemail access and transferable prepaid calling plans."


ADDITIONAL INFORMATION

       Separately, Powertel and Deutsche Telekom filed at the FCC for a transfer of Powertel's wireless licenses to Deutsche Telekom. Powertel and VoiceStream also filed a contingent application for the transfer of Powertel's licenses to VoiceStream.

      VoiceStream is one of the fastest-growing companies in the U.S. wireless industry. It provides all-digital service and is the only national provider in the United States using the global wireless standard (GSM), which is the most widely used standard worldwide.

      The merger of VoiceStream and Deutsche Telekom is subject to U.S. regulatory approvals and clearances, including by the Federal Communications Commission, and the multi-agency Committee on Foreign Investment in the United States, approval by VoiceStream shareholders, and customary closing conditions.


ABOUT VOICESTREAM

Based in Bellevue, WA, VoiceStream Wireless is a leading provider of wireless communications services in the United States. Nearly three out of every four people in the United States live in areas currently licensed to be served by VoiceStream or its affiliates. VoiceStream is the largest provider of personal communication services using the globally accepted GSM technology in the United States. VoiceStream is a member of the North American GSM Alliance LLC, a group of U.S. and Canadian digital wireless PCS carriers. The GSM Alliance helps provide GSM wireless communications for their customers in more than 5,500 U.S. and Canadian cities and towns as well as international service. Adopted by 149 countries, GSM is the most widely used


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digital wireless standard in the world with more than 330 million subscribers on six continents, which offers an unprecedented roaming advantage to GSM wireless consumers. VoiceStream has roaming agreements with more than 125 of the major operators worldwide providing service in 55 countries. Visit the VoiceStream web site at www.voicestream.com.

ABOUT DEUTSCHE TELEKOM

Deutsche Telekom is Europe's largest telecommunications company and the fourth largest carrier worldwide, with 1999 revenues of EUR 35.5 billion ($ 35.7 billion). Deutsche Telekom offers its customers a complete range of products and services through more than 48 million telephone lines. It is a leading provider of high-speed digital access lines, with more than 15.3 million marketed ISDN channels, and new ADSL services that will be available in 60 percent of Germany by the end of 2000 and 90 percent of the country by the end of 2001. In online services, Deutsche Telekom's subsidiary T-Online is Europe's largest Internet provider with more than 6.0 million customers. Via its mobile subsidiary T-Mobile, Deutsche Telekom serves approximately 21.3 million mobile telephony customers in Europe through majority-controlled operations. Deutsche Telekom will become the second largest European provider of information technology solutions to multinational companies worldwide upon regulatory approval of its majority investment in debis Systemhaus. Visit the Deutsche Telekom web site at: www.telekom.de/international.

Investors and security holders are advised to read the proxy statement/prospectus regarding the VoiceStream-Deutsche Telekom merger referenced in this summary statement, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by VoiceStream and Deutsche Telekom. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by VoiceStream and Deutsche Telekom at the Commission's website at www.sec.gov or at the Commission's public reference room located at 450 Fifth Street, NW, Washington D.C 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information of the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom, Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017; and VoiceStream Wireless Corporation by contacting VoiceStream Wireless Corporation, Attention: Ken Prussing, Executive Director, Investor Relations, 3650 131st Avenue SE, Bellevue, WA 98006.


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VoiceStream and its directors, executive officers and certain other members of
VoiceStream management and employees may be soliciting proxies from VoiceStream stockholders in favor of the merger. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of VoiceStream in connection with the Deutsche Telekom and/or Powertel mergers, and their interests in the solicitations, are set forth in a Schedule 14A filed on July 25, 2000, and additional information will be contained in the proxy statement/prospectus when it is filed with the SEC.


CONTACT INFORMATION:

Summary Statement from VoiceStream's Washington D.C. Government Relations
   Office
Government Relations: Brian O'Connor, 202-204-3099
Media:  Kim Thompson, 425-653-5027
Shandwick: Mark Day, 202-585-2104




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